SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated February 19, 2003

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|     Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|     No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|     No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes: |_|     No: |X|


Enclosure: A translation of the summary profit and loss statement and respective declaration filed with the Istanbul Stock Exchange on 18 February
           2003.

[TURKCELL LOGO]



In accordance with Turkish tax requirements, Turkcell Iletisim Hizmetleri has filed with the Istanbul Stock Exchange a summary profit & loss statement for the year ended 2002. The summary profit & loss statement is used as a basis for a provisional tax declaration. These financial statements are not prepared in accordance with either accounting principles generally accepted in the United States or accounting principles adopted by the Capital Market Board of Turkey. As a result the financial position and results of operations of Turkcell Iletisim Hizmetleri presented in these financial statements may materially differ.

Please find attached a translation of the summary profit and loss statement and respective declaration filed with the Istanbul Stock Exchange on 18 February 2003.

THE CHAIRMAN OF THE ISTANBUL STOCK EXCHANGE
ISTANBUL





                                                         February 18, 2003






Attached the financial statements (summary profit & loss statement) that are the basis for Turkcell Iletisim Hizmetleri A.S.'s provisional tax declaration have been presented. These financial statements are prepared in line with Turkish Capital Markets Board regulations.





                                                        [signed]


                                               Turkcell Iletisim Hizmetleri A.S.

                        TURKCELL ILETISIM HIZMETLERI A.S.

                 PROFIT & LOSS STATEMENT AS OF DECEMBER 31, 2002
                                  (Million TL)

------------------------------------------------------------------------------------------------------------------------
                                                        PREVIOUS PERIOD                        CURRENT PERIOD
------------------------------------------------------------------------------------------------------------------------

A-GROSS SALES                                                      2,237,463,034                          3,334,064,896
1-Domestic Sales                              2,039,445,366                          3,103,607,951
2-Foreign sales                                 157,504,992                            184,903,999
3-Other Sales                                    40,512,676                             45,552,946

B-SALES DEDUCTIONS(-)                                                -55,248,004                           -158,858,107
1-Sales Returns                                 -54,511,005                            -86,788,866
2-Sales Discounts(-)                               -736,999                            -72,069,241
C-NET SALES                                                        2,182,215,030                          3,175,206,789

D-COST OF GOODS SOLD(-)                                           -1,384,677,865                         -1,980,748,124
1-Cost of trading goods sold(-)                 -37,441,741                            -41,991,818
2-Cost of services sold(-)                   -1,342,255,584                         -1,936,700,690
3-Cost of other sales(-)                         -4,980,540                             -2,055,616

GROSS PROFIT & LOSS                                                  797,537,165                          1,194,458,665

E-OPERATING EXPENSES(-)                                             -464,196,174                           -632,448,706
1-Marketing Sales and Dist. Expenses(-)        -334,339,590                           -474,345,760
2-General Adm. Expenses(-)                     -129,856,584                           -158,102,946

GROSS OPERATING PROFIT & LOSS                                        333,340,991                            562,009,959

F-INCOME AND PROFIT FROM OTHER
ORDINARY OPERATIONS                                                  385,932,878                            339,414,103
1-Interest Income                                62,662,689                             92,609,916
2-Commission Income                               1,189,769                              1,431,604
3-Provisions no longer required                  68,444,695                            221,150,176
4-Gain on sale of marketable Securities           8,994,612                                 99,818
5-Foreign Exchange Income                        90,988,441                             11,910,288
6-Discount income                                   464,080                              5,671,117
7-Other ordinary income and profit              153,188,592                              6,541,184

G- EXPENSES AND  LOSSES FROM OTHER
ORDINARY OPERATIONS                                                 -147,788,012                           -156,470,491
1-Provision Expenses(-)                        -108,198,857                           -106,879,039
2-Foreign Exchange Loss(-)                       -6,190,828
3-Discount expenses                              -5,671,118                             -1,016,573
4-Other ordinary expenses and losses            -27,727,209                            -48,574,879
H-FINANCIAL EXPENSES(-)                                           -1,079,818,423                           -622,396,708
1-Financial Expenses S/T (-)                   -761,893,381                           -518,752,762
2-Financial Expenses L/T (-)                   -317,925,042                           -103,643,946

ORDINARY REVENUES AND EXPENSES                                      -508,332,566                            122,556,863

I-EXTRAORDINARY REVENUES AND PROFITS                                  57,390,356                             24,821,472
1-Prior Period Revenues and profits                 170,020                                755,354
2-Other Extraordinary revenues and profits       57,220,336                             24,066,118
J-EXTAORDINARY EXPENSES                                             -195,846,723                            -20,388,351
1-Prior period expenses and losses(-)           -37,997,672                            -12,703,210
2-Other Extraordinary expenses and losses(-)   -157,849,051                             -7,685,141

PROFIT (LOSS) OF THE PERIOD                                         -646,788,933                            126,989,984

K-PROVISION FOR TAXES PAYABLE AND OTHER
STATUTORY OBLIGATIONS(-)

                                             ---------------------------------------------------------------------------
NET PROFIT(LOSS)                                                    -646,788,933                            126,989,984
                                             ---------------------------------------------------------------------------

UV FIN.GID VUK        302,764,594,358,892

SPK DUZELTME KAYDI    127,412,510,000,000
UV FIN.GID SPK        175,352,084,358,892


KV FIN GID VUK        228,438,037,100,220
SPK DUZELTME KAYDI    105,112,859,000,000
KV FIN GID SPK        123,325,178,100,220

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    February 19, 2003                     By:  /s/ MUZAFFER AKPINAR
                                                   -----------------------------
                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer